Joshua Kushner, Esq.

12629 Riverside Dr. #342

Valley Village, CA91607

jkushner@thekushneroffices.com

May 2nd, 2017

VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jonathan Burr

Re:

Diverse Development Group, Inc.

Registration Statement on Form S-1

Filed February 21, 2017

Amendment No. 1 to Registration Statement on Form S-1

Filed March 31, 2017

Amendment No. 2 to Registration Statement on Form S-1

Filed April 13, 2017

File No. 333-216151

Dear Mr. Burr:

We are submitting this letter on behalf of Diverse Development Group, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated April 24, 2017 relating to the Company’s Registration Statement on Form S-1 (Registration No. 333-216151) filed with the Commission on February 21, 2017 (the “Registration Statement”) and Amendment No. 2 to the Registration Statement filed with the Commission on April 13, 2017. Amendment No. 3 to the Registration Statement (“Amendment No. 3”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

1

General

1.

Staff Comment: We note your response to comment 1 regarding Rule 419 and disclosure on page 17 about planned assignments of real estate interests from LLCs controlled by the CEO. Please provide disclosure required by Item 404(a) of Regulation S-K. Please also revise to provide complete disclosure regarding real estate operations as required by Form S-11, including Items 13-16 and 25. See General Instruction A to Form S-11.

Company's Response: Pursuant to the Staff’s request, the disclosure has been revised in the Amendment to comply with Item 404(a) of Regulation S-K. Please refer to pages 17 through 20 in the Amendment for detailed discussion of all transactions that have either taken place or are expected to take place, from December 17, 2016 (the date of the change in control) through to today’s anticipated date of filing, the 1st, of May, 2017, in which the registrant was or is to be a participant, for amounts involved exceeding $120,000, and in which any related person had or will have a direct or indirect material interest. In conjunction with this disclosure, the Company has filed as exhibits to the Registration Statement certain lease agreements, site plans and land purchase contracts that further detail the nature and value of these transactions.

Also pursuant to the Staff’s request, the disclosure has been revised in the Amendment to provide complete disclosure of real estate operations as required by Form S-11. Please refer to pages 21 through 24 for the discussion of Form S-11 items 13-16 and item 25.

Management, Page 27

2.

We note that on your website you list two other executive officers, Mr. Trefethen as COO and Ms. Levy as CFO. Please provide the required disclosure or tell us why the persons listed on your website are not officers. See Item 401 of Regulation S-K.

Company’s Response:Mr. Trefethen and Ms. Levy were listed as officers of the Company on the company website in error and the webpage disclosing as such has since been unpublished and removed. Note that the Company may elect Mr. Trefethen and Ms. Levy as officers of the Company at a future date, but no such appointment has taken place at this time. The Company shall provide requisite disclosures if and when these appointments take place.

****

Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company's responses, please do not hesitate to contact me at (818) 850-2749 or you may contact Cassidy & Associates at (202) 744-2929.

Sincererly,

/s/ Joshua A. Kushner
Joshua A. Kushner, Esq.
For Cassidy & Associates

cc:	Christopher Kiritsis
Jim Cassidy, Esq.

KUSHNER LAW OFFICES	Tel:	(818) 850 2749
12629 RIVERSIDE DR., SUITE 342	Fax:	(213) 337 7058
VALLEY VILLAGE, CA 91607	Jkushner@thekushneroffices.com

2